Filed by Banyan Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Banyan Acquisition Corporation

Commission File No. 001-41236

The following is a communication first made available on October 16, 2023.

Pinstripes’ Unique Recipe for Success: Bistro, Bowling and Bocce

▪	Pinstripes to merge with Banyan Acquisition Corp. (NYSE: BYN)

▪	Fuses upscale dining with bowling and bocce in “eatertainment” category

▪	14 locations and 5 units under construction, with plans to add new venues

▪	Corporate clients make up about 50% of revenue

▪	Pinstripes trades at a steep discount to peers, roughly 17 times 2024 forecast Ebitda, far cheaper than Sweetgreen at 82 times consensus Ebitda or Cava at 49 times

▪	Outstanding leadership team, led by Founder & CEO Dale Schwartz, a Harvard MBA who previously worked in finance and pharmaceuticals

By Jarrett Banks and John Jannarone

A post-pandemic revival is boosting the food service industry. But diners want more than just the regular old night out, and a new category of “eatertainment” restaurants is fusing dining and sports to meet this demand.

Meet Pinstripes Inc., which is merging with a special purpose acquisition company Banyan Acquisition Corp. (NYSE: BYN). Once the merger is finalized, the Northbrook, Il.-based company will list on the New York Stock Exchange under the ticker symbol PNST. The company offers activities such as bowling and bocce, making it an attractive destination for a wide range of patrons including corporate clients who make up almost 50% of revenue.

Unlike many companies that have gone public through SPAC mergers, Pinstripes is profitable. The company currently operates in 14 locations in the U.S., with an additional five venues under construction. Its newest location in Canoga Park, Ca., occupies over 30,000 square feet, introducing made-from-scratch Italian-American cuisine, fine wines and cocktails, bowling lanes, bocce courts and customizable private event and meeting spaces.

The company has an outstanding management team led by Founder and CEO Dale Schwartz, who previously ran a pharmaceutical company and had stints at Morgan Stanley and Odyssey Partners.

Mr. Schwartz grew up in Cleveland and loved to go bowling. The nostalgia and fun shared by family and friends during those bowling sessions ignited a dream that eventually led to the birth of Pinstripes in 2007. Pinstripes captures that nostalgia with its venues, Italian-American cuisine, service and classic games like bowling and bocce.

Pinstripes is aiming for a coast-to-coast presence with an estimated 150 locations on the horizon. This ambition is backed by a robust average new venue economic model that includes impressive cash-on-cash returns and quick payback periods.

The company is also focused on driving same-store sales growth through menu optimization, operational efficiencies, technology initiatives and an enhanced gaming mix.

Pinstripes has also excelled in Average Unit Volume (AUV), a key metric for comparing performance in the restaurant and entertainment industry. From FY2019 to FY2022, it achieved an impressive 32% growth in AUV, outperforming some prominent names in the industry.

From 2018 to 2019, the company expanded from 8 venues to 13, demonstrating a strong growth trajectory. The company is targeting 23 venues by December 2024.

Pinstripes has some serious advantages when it comes to securing the right real estate. First, it’s an ideal anchor tenant that attracts shoppers along with neighboring businesses that complement – rather than compete with – its entertainment and food offerings. That makes landlords eager to court Pinstripes as it chooses new locations.

What’s more, there are plenty of big boxes left behind by defunct or struggling retailers like Sears that only a few types of businesses can put to use. Landlords will even offer capital toward tenant improvements: To date, developers have provided more than $100 million in non-dilutive tenant improvement funding and invested another $40 million in Pinstripes itself.

Turning to financials, investors should be happy to see that Pinstripes runs a tight ship to ensure profitability. Rather then emphasizing store-level profits, the company keeps corporate expenses lean enough that most money can flow to the consolidated Ebitda line.

Indeed, Pinstripes forecasts $43 million to $45 million of venue-level Ebitda in 2024, with consolidated Ebitda of $28 million to $30 million. The company deliberately keeps centralized costs low for another reason: It’s more effective to have people working in sales and other relationship-based roles the locations themselves rather than in corporate roles in a large centralized office.

Investors should also categorize Pinstripes as a high-growth restaurant rather than an entertainment venue. Roughly 75% of sales at Pinstripes are food and beverage versus around 40% at Dave & Buster’s.

In turn, it’s smart to benchmark Pinstripes against some highly-valued restaurant operators. Pinstripes, at the current share price, trades at about 17 times 2024 forecast Ebitda. That’s far cheaper than Sweetgreen at 82 times consensus Ebitda or Cava at 49 times, according to estimates from Sentieo, an AI-enabled research platform.

With ambitious goals, a proven track record and a strong financial foundation, the company is charting a path toward continued success in the competitive worlds of entertainment and dining. Savvy investors will be able to see: Pinstripes is rolling nothing but strikes.

Contact:

IPO-Edge.com

Editor@IPO-Edge.com

Twitter: @IPOEdge

Instagram: @IPOEdge

About Pinstripes, Inc.

Born in the Midwest, Pinstripes Inc.’s (“Pinstripes”) best-in-class venues offer a combination of made-from-scratch dining, bowling and bocce and flexible private event space. From its full-service Italian-American food and beverage menu to its gaming array of bowling and bocce, Pinstripes offers multi-generational activities seven days a week. Its elegant and spacious 25,000 – 38,000 square foot venues can accommodate groups of 20 to 1,500 people for private events, parties, and celebrations. For more information on Pinstripes, led by Founder and CEO Dale Schwartz, please visit www.pinstripes.com.

About Banyan Acquisition Corporation

Banyan Acquisition Corporation (NYSE: BYN) (the “Company”) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Company is led by Chairman Jerry Hyman and Chief Executive Officer Keith Jaffee. For more information on Banyan Acquisition Corporation, please visit www.banyanacquisitioncorp.com.

Cautionary Notice Regarding Forward-Looking Statements

Certain statements in this communication and the documents incorporated by reference herein are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements are often identified by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “forecasted,” “projected,” “potential,” “seem,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or otherwise indicate statements that are not of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: risks related to the uncertainty of the projected financial information with respect to Pinstripes, the risk related to Pinstripes’ current growth strategy, Pinstripes’ ability to successfully open and integrate new locations, the risks related to the capital intensive nature of Pinstripes’ business, the ability of Pinstripes’ to attract new customers and retain existing customers and the impact of the COVID-19 pandemic, including the resulting labor shortage and inflation, on Pinstripes. The forgoing list of factors is not exhaustive and additional factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the business combination; (2) the outcome of any legal proceedings that may be instituted against the Company, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of the Company or to satisfy (or to be waived) other conditions to closing (including, without limitation, the minimum cash condition); (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of Pinstripes as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that Pinstripes or the combined company may be adversely affected by other economic, business, and/or competitive factors and (11) Pinstripes’ estimates of operating results. The foregoing list of factors is not exhaustive.

The reader should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s joint proxy statement/consent solicitation statement/prospectus relating to the proposed business combination, the Company’s final prospectus dated January 19, 2022, related to its initial public offering, the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2023 and other documents filed by the Company from time to time with the SEC.

The reader is cautioned not to place undue reliance on these forward-looking statements, which only speak as of the date made, are not a guarantee of future performance and are subject to a number of uncertainties, risks, assumptions and other factors, many of which are outside the control of the Company and Pinstripes. The Company and Pinstripes expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of the Company or Pinstripes with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find it

On September 11, 2023, the Company filed with the SEC a Registration Statement on Form S-4 (as amended or supplemented, the “Registration Statement”), which included a preliminary proxy statement and prospectus of the Company and preliminary consent solicitation statement of Pinstripes in connection with the business combination and related matters as described in the Registration Statement.

After the Registration Statement is declared effective, the Company and Pinstripes will mail a definitive joint proxy statement/consent solicitation statement/prospectus and other relevant documents to their respective stockholders. The Company’s stockholders, Pinstripes’ stockholders and other interested persons are advised to read, the preliminary joint proxy statement/consent solicitation statement/prospectus, any amendments thereto, and, when available, the definitive joint proxy statement/consent solicitation statement/prospectus in connection with the Company’s solicitation of proxies for its stockholders’ meeting to be held to approve the business combination and related matters, and the solicitation of written consents of Pinstripes’ stockholders to approve the business combination, because the joint proxy statement/consent solicitation statement/prospectus will contain important information about the Company and Pinstripes and the business combination. This communication is not a substitute for the Registration Statement, the definitive joint proxy statement/consent solicitation statement/prospectus or any other document that the Company or Pinstripes will send to their respective stockholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, ANY AMENDMENTS THERETO THE JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION.

The definitive joint proxy statement/consent solicitation statement/prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the proposed business combination and related matters and will be sent to stockholders of Pinstripes. Stockholders may obtain copies of the definitive joint proxy statement/consent solicitation statement/prospectus, when available, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Banyan Acquisition Corporation, 400 Skokie Blvd., Suite 820, Northbrook, IL 60062.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, the Company and Pinstripes and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed business combination and related matters. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of the Company and Pinstripes in the joint proxy statement/consent solicitation statement/prospectus relating to the proposed business combination. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only, and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Contacts

Media:

ICR for Pinstripes:

PinstripesPR@icrinc.com

Investor Relations:

ICR for Pinstripes:

PinstripesIR@icrinc.com